Itaú Unibanco Holding S.A.
(new corporate denomination of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.)
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE FISCAL COUNCIL
OF APRIL 29, 2009

On April 29, 2009 at 11:00 a.m. at the company’s head office, the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. (new corporate denomination of Itaú Unibanco Banco Múltiplo S.A., approved by the Extraordinary General Meeting of April 24, 2009 and pending ratification by the Brazilian Central Bank), met under the presidency of Prof. Iran Siqueira Lima, with the purpose of providing an opinion on the first quarter 2009 financial statements.

Following due examination of the said financial statements, the Fiscal Councilors resolved to register the following opinion:

“FISCAL COUNCIL’S OPINION

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. (new corporate denomination of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A., approved by the Extraordinary General Meeting of April 24, 2009 and pending ratification by the Brazilian Central Bank), having perused the financial statements for the period from January to March of 2009,  have verified the accuracy of all the items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure,  financial position and the activities conducted by the company during the period.”

There being no further matter for discussion, the meeting was declared concluded and its work completed. The relative minutes having been transcribed, read and approved, were signed by all those present. São Paulo-SP, April 29, 2009. (signed) Iran Siqueira Lima, Alberto Sozin Furuguem and Marcos de Andrade Reis Villela – Councilors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer